EXHIBIT 99.3
                                                                    ------------


                   AMENDED MANAGEMENT'S DISCUSSION & ANALYSIS

The following amended Management's Discussion and Analysis ("MD & A"), dated as of August 11, 2005, provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage", the "Trust" or the "Fund") for the year ended December 31, 2004 and should be read in conjunction with the audited amended consolidated financial statements. All per barrel of oil equivalent ("boe") amounts are stated at 6:1 conversion rate for natural gas to oil.

CASH DISTRIBUTIONS

Total cash distributions to Unitholders for the year ended December 31, 2004 amounted to $117.7 million or $2.82 per Unit. This represents a 41% increase over 2003 cash distributions which amounted to $83.4 million or $2.71 per Unit. Cash distributions in the fourth quarter of 2004 amounted to $35.2 million or $0.75 per Unit. Since inception, the Fund has distributed $270.0 million or $8.71 per Unit. Cash distributions are dependent on the Fund's current level of production and prevailing commodity prices and are announced monthly based on cash flow available after retaining a portion for capital expenditures and debt repayment.

2004 MONTHLY DISTRIBUTIONS

Cash distributions to Unitholders were declared as follows:
                                                                Distribution        Taxable amount       Return of capital
Period ended                        Payment date                  per Unit         per Unit (38.33%)     per Unit (61.67%)
---------------------------------------------------------------------------------------------------------------------------
January 31, 2004                   February 17, 2004              $   0.23             $   0.088            $   0.142
February 29, 2004                  March 15, 2004                 $   0.23             $   0.088            $   0.142
March 31, 2004                     April 15, 2004                 $   0.23             $   0.088            $   0.142
April 30, 2004                     May 17, 2004                   $   0.23             $   0.088            $   0.142
May 31, 2004                       June 15, 2004                  $   0.23             $   0.088            $   0.142
June 30, 2004                      July 15, 2004                  $   0.23             $   0.088            $   0.142
July 31, 2004                      August 16, 2004                $   0.23             $   0.088            $   0.142
August 31, 2004                    September 15, 2004             $   0.23             $   0.088            $   0.142
September 30, 2004                 October  15, 2004              $   0.23             $   0.088            $   0.142
October 31, 2004                   November 15, 2004              $   0.25             $   0.096            $   0.154
November 30, 2004                  December 15, 2004              $   0.25             $   0.096            $   0.154
December 31, 2004                  January 17, 2005               $   0.25             $   0.096            $   0.154
---------------------------------------------------------------------------------------------------------------------------
                                                                  $   2.82             $   1.080            $   1.740
---------------------------------------------------------------------------------------------------------------------------

For U.S. holders of Advantage Units the distributions paid in 2004 were 57.17% non-taxable return of capital and 42.83% taxable. Unitholders should consult their tax advisors as to the proper treatment of Advantage distributions for income tax purposes.

PRODUCTION

Natural gas production for the year ended December 31, 2004 averaged 77.2 mmcf/d, an increase of 34% over the 57.6 mmcf/d produced in 2003. The growth in gas production over 2003 was the result of the acquisition of MarkWest Resources on December 2, 2003 and the acquisition of the Anadarko assets on September 15, 2004. In addition, successful drilling during the year at Medicine Hat, Bantry and Shouldice areas of Alberta assisted the Fund in replacing natural production declines that occurred over the year. Natural gas production during the fourth quarter of 2004 averaged 84.3 mmcf/d. On December 21, 2004 Advantage closed the acquisition of Defiant Energy Corporation ("Defiant") which will further increase production volumes for 2005. Advantage exited 2004 producing approximately 93 mmcf/d of natural gas. Crude oil and NGLs production in 2004 averaged 4,084 bbls/d compared with 2,756 bbls/d produced in 2003. The 48% increase in oil and NGLs production in 2004 was the result of the acquisition of MarkWest Resources on December 2, 2003 and the acquisition of the Anadarko assets which was effective September 15, 2004. In addition, production volumes increased as a result of the ongoing success of the Fund's drilling program at Nevis, Alberta. Crude oil and NGL production average 6,815 bbls/d in the fourth quarter of 2004. This increased production reflects a full quarter of production related to the Anadarko assets acquired. Including the acquisition of Defiant on December 21, 2004 the Fund's 2004 crude oil and NGL's exit production approximated 7,500 bbls/d.

DAILY PRODUCTION

                                       2004             2003         % Change
-------------------------------------------------------------------------------
Natural gas (mcf/d)                   77,188           57,631           34  %
Crude oil & NGLs (bbls/d)              4,084            2,756           48  %
-------------------------------------------------------------------------------
Total (boe/d)                         16,949           12,361           37  %
-------------------------------------------------------------------------------

COMMODITY PRICES & MARKETING

NATURAL GAS

Natural gas prices for the year ended December 31, 2004 averaged $6.43/mcf ($6.08/mcf including hedging), compared to $6.30/mcf ($6.07/mcf including hedging) in the year ended December 31, 2003. Advantage's natural gas hedging program resulted in losses of $9.7 million in 2004 or $0.35/mcf compared to $4.8 million of losses or $0.23/mcf in 2003. During the fourth quarter Advantage's natural gas prices averaged $6.64/mcf ($6.09/mcf including hedging) and included $4.3 million of hedging losses. Natural gas prices remained strong throughout 2004 and have traded in a $5.00 to $7.50 per mcf range since the spring of 2003. Recent weakness in natural gas prices is due to reduced heating demand resulting from the extremely mild 2004/2005 winter, causing North American storage levels to be higher than normal. Advantage continues to believe that the long term pricing fundamentals for natural gas remain strong. These fundamentals include
(i) the continued strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) continued tightness in supply that has resulted from increased demand and the decline in North American natural gas production levels and (iii) ongoing weather related factors such as hot summers, cold winters and annual hurricane season in the Gulf of Mexico all of which have an impact on the delicate supply/demand balance that exists. The price the Fund receives for natural gas is primarily based on the AECO benchmark price with approximately 23% of production sold to aggregators and the remainder sold on the spot market. Advantage's 2004 exit production is weighted approximately 65% towards natural gas.

AVERAGE PRICES - NATURAL GAS ($/MCF)

                                  2004              2003        % Change
---------------------------------------------------------------------------

Advantage wellhead price        $   6.43          $  6.30           2%
Advantage hedged price          $   6.08          $  6.07           0%
AECO monthly index              $   6.79          $  6.67           2%


CRUDE OIL

Crude oil and NGLs prices averaged $46.58/bbl in 2004 compared with $38.58/bbl ($38.14/bbl including hedging) in 2003. In the fourth quarter of 2004 crude oil and NGLs prices averaged $47.05/bbl. During 2004 the Fund had no crude oil hedges in place. Advantage's crude oil prices are based on the benchmark pricing of West Texas Intermediate Crude ("WTI") adjusted for quality, transportation costs and Canadian/US exchange rate. The price of WTI fluctuates based on worldwide supply and demand fundamentals. Crude oil prices continue to be strong. Factors that affect the continued strength of crude oil prices include
(i) supply management by the OPEC cartel, (ii) ongoing civil unrest in the Middle East, Venezuela and Nigeria and (iii) increased world wide demand particularly in China and India. The price of WTI averaged $US41.43/bbl in 2004 compared to $US31.06/bbl in 2003. Partially offsetting the strength of WTI oil prices in 2004 was the strength of the Canadian dollar relative to the U.S. dollar. Despite the 33% increase in U.S. denominated WTI crude oil the Fund's realized price only increased by 21% from the previous year due to the Canadian dollar's strength in 2004.

AVERAGE PRICES - CRUDE OIL

                                  2004              2003        % Change
-------------------------------------------------------------------------

Crude oil & NGLs ($/bbl)        $  46.58          $ 38.58          21%
WTI (US$/bbl)                   $  41.43          $ 31.06          33%
US$/Cdn$ exchange rate          $   0.77          $  0.71           8%

HEDGING

The Fund has the following hedge contracts in place for 2005:

Volume                                  Effective Period                             Price
------------------------------------------------------------------------------------------------
Natural gas - AECO
10,450 mcf/d                    January 1, 2005 - March 31, 2005                  $ 6.30/mcf
34,123 mcf/d                    April 1, 2005 - October 31, 2005                  $ 7.45/mcf
11,374 mcf/d                    April 1, 2005 - October 31, 2005           Floor  $ 6.86/mcf
                                                                         Ceiling  $ 8.18/mcf
11,374 mcf/d                    April 1, 2005 - October 31, 2005           Floor  $ 7.02/mcf
                                                                         Ceiling  $ 8.02/mcf

Crude oil - WTI
1,750 bbls/d                   April 1, 2005 - September 30, 2005                US$ 52.11/bbl
1,750 bbls/d                    April 1, 2005 - October 31, 2005           Floor US$ 47.00/bbl
                                                                         Ceiling US$ 56.75/bbl

At December 31, 2004, the mark-to-market valuation of Advantage's outstanding hedges was a loss of $0.2 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet. Advantage had no crude oil hedges in place during 2004. The Fund will continue to monitor commodity markets with a view to provide cash flow stability.

ROYALTIES

Total royalties amounted to $47.8 million for the year ended December 31, 2004 or 19.0% of pre-hedged revenue compared with $28.5 million or 16.6% of pre-hedged revenue for the year ended December 31, 2003. Total royalties in the fourth quarter of 2004 amounted to $15.6 million or 19.2% of pre-hedged revenue. Total royalties are significantly higher in 2004 as a result of higher revenues. The increase in Advantage's royalty rate in 2004 is the result of the acquisition of MarkWest Resources properties in December 2003 which attract higher royalty rates than other Advantage properties. In addition, the properties acquired from Anadarko in September 2004 have higher royalty rates than the Advantage properties.

ROYALTIES

                                                               2004             2003          % Change
-------------------------------------------------------------------------------------------------------
Total royalties, net of Alberta Royalty Credit ($000)       $  47,828         $ 28,491           68%
        per boe                                             $    7.71         $   6.31           22%
As a percentage of pre-hedging revenue                           19.0%            16.6%          14%

OPERATING COSTS

Operating costs for the year ended December 31, 2004 amounted to $38.8 million or $6.26/boe compared with $25.6 million or $5.68/boe for the year ended December 31, 2003. Operating costs in the fourth quarter of 2004 amounted to $13.1 million or $6.81/boe. The increase in operating cost amounts reflects the 37% increase in boe production in 2004. Higher per boe operating costs in 2004 are due to the higher costs associated with the properties acquired from Anadarko in September 2004. In addition, operating costs have steadily increased over the past two years due to higher power costs and higher field costs associated with the shortage of supplies, services and materials that has resulted from the high level of industry activity.

OPERATING COSTS

                                   2004              2003        % Change
--------------------------------------------------------------------------

Operating costs ($000)          $  38,808         $ 25,618          51%
        per boe                 $    6.26         $   5.68          10%

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

General and administrative ("G&A") expense for the year ended December 31, 2004 amounted to $3.9 million or $0.62/boe compared with $3.2 million or $0.71/boe for the year ended December 31, 2003. G&A expense was higher in 2004 due to increased staff levels that resulted from the growth of the Fund. G&A expense in the fourth quarter of 2004 amounted to $1.3 million or $0.69/boe. Management fees for the year ended December 31, 2004 amounted to $2.3 million compared to $1.7 million for the year ended December 31, 2004. On a boe basis, management fees were $0.37/boe compared to $0.37/boe in 2003. Fourth quarter 2004 management fees amounted $0.7 million or $0.38/boe. Management fees are calculated based on 1.5% of operating cash flow, which is defined as revenues less royalties and operating expenses. The Fund Manager is entitled to earn a performance fee to the extent that the total annual return of the Fund exceeds 8%. The total annual return is calculated at the end of each year by dividing the year over year change in Unit price plus cash distributions by the opening Unit price. One tenth (10%) of the amount of the total annual return in excess of 8% is multiplied by the market capitalization (defined as the opening Unit price times the weighted average number of Trust Units outstanding during the year) to determine the performance fee. For the year ending December 31, 2004 the total return of the Fund was 38% (57% return in 2003) based on an opening unit price of $17.83 per unit ($13.07 per unit in 2003), a closing unit price of $21.71 per unit ($17.83 per unit in 2003) and cash distributions of $2.82 per unit for the year ($2.71 per unit in 2003). This 38% return for Unitholders resulted in a performance fee of $21.6 million in 2004 ($19.6 million in 2003). On January 19, 2004 the Fund issued 763,371 Advantage Trust Units plus $5.1 million to Advantage Investment Management Ltd. and the employees of the Fund to satisfy the performance fee obligation. The cash component of the fee payment was used by the Fund Manager to pay income taxes. The Manager does not receive any form of compensation in respect of acquisition or divestiture fees nor is there any form of stock option plan for the Manager or the employees of Advantage.

GENERAL AND ADMINISTRATIVE EXPENSES

                                                      2004              2003       % Change
--------------------------------------------------------------------------------------------
General and administrative expense ($000)          $   3,871         $  3,216         20 %
        per boe                                    $    0.62         $   0.71        (13)%

Management fees ($000)                             $   2,323         $  1,679         38 %
        per boe                                    $    0.37         $   0.37          - %

Employees at December 31                                  77               49         57 %


INTEREST

Interest expense on bank debt for the year ended December 31, 2004 amounted to $6.4 million comparable to the $6.4 million for the year ended December 31, 2003. Average debt levels were higher in 2004 but were offset by lower interest rates. The Fund's interest rates are primarily based on short term Bankers Acceptance rates plus a stamping fee. The average rate of interest on Advantage's bank debt at December 31, 2004 was approximately 4.0%.

INTEREST AND ACCRETION ON CONVERTIBLE DEBENTURES

Interest on convertible debentures for the year ended December 31, 2004 amounted to $8.7 million or $1.40/boe compared with $4.7 million or $1.04/boe for the year ended December 31, 2003. Accretion on convertible debentures for the year ended December 31, 2004 amounted to $1.7 million or $0.28/boe compared with $0.8 million or $0.18/boe for the year ended December 31, 2003. Interest and accretion expense increased primarily due to the issuance of convertible debentures including $30 million 9% in July 2003, $60 million 8.25% in December 2003, and $50 million 7.75% and $75 million 7.5% in September 2004. The increased interest and accretion from the additional debentures is partially offset by a general reduction of the other outstanding debenture balances resulting from holders exercising the conversion option. Interest and accretion will continue to decrease in the future as debentures are continually converted to Trust Units.

INTEREST AND ACCRETION ON CONVERTIBLE DEBENTURES

                                                      2004             2003      % Change
-------------------------------------------------------------------------------------------
Interest on convertible debentures ($000)          $   8,701        $  4,705        85%
        per boe                                    $    1.40        $   1.04        35%

Accretion on convertible debentures ($000)         $   1,724        $    816       111%
        per boe                                    $    0.28        $   0.18        56%

Convertible debentures maturity value ($000)       $ 148,450        $ 99,984        48%

CASH NETBACKS ($/BOE)

                                                          2004                                       2003
                                                ($000s)             ($/boe)               ($000s)              ($/boe)
-------------------------------------------------------------------------------------------------------------------------
Revenue                                         251,192            $  40.49            $  171,277            $  37.96
Hedging                                          (9,711)              (1.57)               (5,202)              (1.15)
Royalties                                       (47,828)              (7.71)              (28,491)              (6.31)
Operating costs                                 (38,808)              (6.26)              (25,618)              (5.68)
-------------------------------------------------------------------------------------------------------------------------
Operating                                    $  154,845            $  24.95            $  111,966            $  24.82
General and administrative                       (3,871)              (0.62)               (3,216)              (0.71)
Management fees                                  (2,323)              (0.37)               (1,679)              (0.37)
Interest expense                                 (6,407)              (1.03)               (6,378)              (1.41)
Interest on convertible debentures               (8,701)              (1.40)               (4,705)              (1.04)
-------------------------------------------------------------------------------------------------------------------------
Taxes                                            (2,003)              (0.32)               (1,253)              (0.28)
Performance incentive                            (5,062)              (0.82)                    -                   -
-------------------------------------------------------------------------------------------------------------------------
Cash flow from operations                    $  126,478            $  20.39            $   94,735            $  21.01
-------------------------------------------------------------------------------------------------------------------------

DEPLETION, DEPRECIATION AND SITE RESTORATION

Depletion and depreciation of property and equipment is provided on the unit of production method based on total proved reserves. The depletion, depreciation and accretion ("D,D&A") provision for 2004 increased to $99.3 million from $54.0 million in 2003. The increased provision in 2004 is the result of higher production volumes and a higher per boe rate. The DD&A rate for the year ended December 31, 2004 was $16.00/boe compared with $11.97/boe in 2003. Included in D,D&A in 2004 is $0.9 million of accretion expense related to the asset retirement obligations. The retroactive application of the new accounting policy for asset retirement obligations requires restatement of periods, which resulted in the 2003 D,D&A expense to increase by $0.2 million compared to the previously reported expense.

TAXES

Current taxes paid or payable for the period ending December 31, 2004 primarily represent capital tax and amounted to $2.0 million, compared to $1.3 million expensed in 2003. Capital taxes are based on debt and equity levels of the Trust at the end of the year and are higher in 2004 due to Advantage's growth during the year. As a result of new legislation in 2003, capital taxes are to be gradually eliminated over the next four years. Future income taxes arise from differences between the accounting and tax bases of the operating company's assets and liabilities. For the year ended December 31, 2004 the Fund recognized an income tax recovery of $16.4 million compared to an $18.2 million recovery in 2003. In the first quarter of 2004 the Alberta Government enacted a tax rate reduction of 1%, reducing the tax rate from 12.5% to 11.5% effective April 1, 2004. This resulted in an additional tax recovery during the first quarter of approximately $2.2 million.

In the Fund's structure, payments are made between the operating company and the Trust transferring both income and future income tax liability to the Unitholders. Therefore, it is expected, based on current legislation that no cash income taxes are to be paid by the operating company in the future, and as such, the future income tax liability recorded on the balance sheet will be recovered through earnings over time. As at December 31, 2004 the operating company had a future income tax liability balance of $112.3 million. Canadian generally accepted accounting principles require that a future income tax liability be recorded when the book value of assets exceeds the balance of tax pools. It further requires that a future tax liability be recorded on an acquisition when a corporation acquires assets with associated tax pools that are less than the purchase price. As a result of the Defiant acquisition, Advantage recorded a future tax liability of $51.5 million.

CAPITAL EXPENDITURES

Capital expenditures including acquisitions for the year ended December 31, 2004 totalled $482.3 million net of property dispositions of $6.5 million compared to $168.6 million net of property dispositions of $6.1 million in 2003. Expenditures on property and equipment in 2004 amounted to $107.9 million. The majority of the capital expenditures were incurred on natural gas development drilling, completions and tie-ins at the Fund's Nevis, Medicine Hat, Bantry and Shouldice properties.

CAPITAL EXPENDITURES ($ THOUSANDS)

                                                    2004             2003
-------------------------------------------------------------------------------

Land and seismic                                  $   3,034        $  7,502
Drilling, completions and workovers                  68,327          47,123
Well equipping and facilities                        35,655          21,094
Other                                                   877             157
-------------------------------------------------------------------------------

                                                  $ 107,893        $ 75,876
Acquisition of MarkWest Resources Canada Corp.            -          97,025
Acquisition of Anadarko Properties                  179,115               -
Acquisition of Defiant Energy Corporation*          200,291               -
Property acquisitions                                 1,530           1,848
Property dispositions                                (6,539)         (6,112)
-------------------------------------------------------------------------------

Total capital expenditures                        $ 482,290        $168,637
-------------------------------------------------------------------------------

* REPRESENTS CONSIDERATION OF $144.1 MILLION PLUS NET DEBT ASSUMED OF $56.2 MILLION

ACQUISITIONS

ANADARKO PROPERTY ACQUISITION

On September 15, 2004 Advantage closed the acquisition of petroleum and natural gas properties located in central Alberta, southern Alberta and southeast Saskatchewan from Anadarko Canada Corporation for net consideration after adjustments of approximately $179.1 million. The acquisition was financed through the issuance of 3.5 million Advantage Trust Units at $18.80 per Unit, $75 million of 5 year 7.50% and $50 million of 7 year 7.75% subordinated convertible debentures. The 7.5% debentures are convertible into Advantage Trust Units at $20.25 per Unit and the 7.75% debentures are convertible into Advantage Units at $21.00 per Unit. Total net proceeds of the offering amounted to $181.8 million.

DEFIANT ENERGY CORPORATION

On December 21, 2004 Advantage acquired all of the issued and outstanding shares of Defiant for consideration of $144.2 million. The acquisition was financed through the issuance of 3,666,286 Advantage Trust Units, the issuance of 1,450,030 Exchangeable Shares and cash consideration of $34 million (see note 3(i) to the consolidated financial statements).

CONTRACTUAL OBLIGATIONS AND COMMITTMENTS

The Trust has contractual obligations in the normal course of operations including purchases of assets and services, operating agreements, transportation commitments and sales contracts. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following is a summary of the Fund's contractual obligations and commitments:

                                                     Payments due by period
($ millions)                          Total       2005        2006         2007        2008
-------------------------------------------------------------------------------------------------
Building leases                      $  4.7      $   1.5     $  1.4       $  1.3      $   0.5
Capital leases*                      $ 10.2      $   2.1     $  2.2       $  4.7      $   1.2
Pipeline/transportation              $  4.5      $   2.6     $  1.4       $  0.4      $   0.1
-------------------------------------------------------------------------------------------------
Total contractual obligations        $ 19.4      $   6.2     $  5.0       $  6.4      $   1.8
-------------------------------------------------------------------------------------------------

* CAPITAL LEASES OF $7.3 MILLION THAT WERE ASSUMED BY ADVANTAGE ON THE ACQUISITION OF DEFIANT IN DECEMBER 2004 WERE FULLY REPAID IN 2005.


LIQUIDITY AND CAPITAL RESOURCES

On September 14, 2004 Advantage issued 3,500,000 Advantage Trust Units at $18.80 per Unit, $75 million of 5 year 7.5% and $50 million of 7 year 7.75% subordinated convertible debentures. The 7.5% debentures are convertible into Advantage Trust Units at $20.25 per Unit and the 7.75% debentures are convertible into Advantage Units at $21.00 per Unit. Total net proceeds of the offering amounted to $181.8 million and was used to finance the acquisition of the Anadarko properties. On December 21, 2004 Advantage issued 3,666,286 Advantage Trust Units and 1,450,030 Exchangeable Shares to Defiant shareholders as partial consideration related to the acquisition of Defiant. Each Exchangeable Share issued by Advantage Oil & Gas Ltd. is exchangeable for Advantage Trust Units at any time on the basis of the applicable exchange ratio in effect at that time. The remainder of the consideration of $34 million was paid to Defiant shareholders in cash. As at December 31, 2004 the Fund had 49.7 million Trust Units outstanding. On January 19, 2005 Advantage issued 763,371 Trust Units to partially satisfy the obligation related to the 2004 year end performance fee. On February 9, 2005 the fund issued 5,250,000 Advantage Trust Units at $21.65 per Unit. Total net proceeds of $107.6 million will be used to pay down debt incurred on the December 2004 acquisition of Defiant, to fund the 2005 capital expenditure program and to pay down bank debt. As at August 11, 2005, Advantage has 57.4 million Trust Units and 0.1 million Exchangeable Shares issued and outstanding. The exchange ratio of the Exchangeable Shares adjusts each month on the distribution payment date and the number of Trust Units ultimately issuable will increase over time. The Exchangeable Shares are currently exchangeable for the issuance of 0.1 million Trust Units. The Trust also had $143.7 million convertible debentures outstanding at August 11, 2005 that can be immediately converted to 7.3 million Trust Units.

At December 31, 2004 Advantage had bank debt outstanding of $267.1 million. Advantage has an agreement with a syndicate of four Canadian chartered banks that provides for a $335 million facility consisting of a $325 million extendible revolving loan facility and a $10 million operating loan facility both of which mature in May 2006. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement from the Trust covering all assets and cash flows. At December 31, 2004 Advantage also had a working capital deficiency of $56.4 million. The following table outlines Advantage's sources and uses of funds during 2004.

SOURCES AND USES OF FUNDS ($ THOUSANDS)

Sources of funds
     Cash flow from operations                               $    126,478
     Units issued, net of costs                                    62,465
     Debentures issued, net of costs                              119,552
     Increase in bank debt                                        119,500
     Property dispositions                                          6,539
------------------------------------------------------------------------------
                                                             $    434,534
------------------------------------------------------------------------------

Uses of funds
     Capital expenditures                                    $    107,893
     Asset retirement expenditures                                    673
     Acquisition of Defiant                                        31,254
     Property acquisitions                                        180,645
     Distributions paid to Unitholders                            113,681
     Increase in working capital and other                            388
------------------------------------------------------------------------------
                                                             $    434,534
------------------------------------------------------------------------------


ANNUAL FINANCIAL INFORMATION

The following is a summary of selected financial information of the Fund for the periods indicated.

                                                    For the                   For the                For the
                                                  year ended                year ended              year ended
                                                 Dec. 31, 2004             Dec. 31, 2003           Dec. 31, 2002
------------------------------------------------------------------------------------------------------------------
Total revenue (before royalties) ($000)              241,481                  166,075                 97,837
Net income ($000)                                     24,038                   38,503                 10,910
     Per unit - basic and diluted                       0.59                     1.26                   0.41
Total assets ($000)                                1,033,251                  581,889                415,705
Long term financial liabilities ($000)               144,039                   93,415                 50,513
Cash distributions per unit                             2.82                     2.71                   1.73

QUARTERLY PERFORMANCE

($thousands, except per Unit amounts)                     2004                                        2003
                                          Q4         Q3         Q2         Q1         Q4         Q3         Q2        Q1
----------------------------------------------------------------------------------------------------------------------------
Net revenues                           $ 68,521   $ 48,255   $ 44,436   $ 32,227   $36,074    $34,483    $33,144    $33,883
Net income (loss)                      $  4,855   $  4,965   $  9,770   $  4,448   $(3,527)   $ 8,386    $19,612    $14,032
Net income (loss) per Unit, basic      $   0.11   $   0.12   $   0.25   $   0.12   $(0.11)    $  0.27    $  0.66    $  0.44
Net income (loss) per Unit, diluted    $   0.11   $   0.12   $   0.25   $   0.12   $(0.11)    $  0.27    $  0.64    $  0.44

The table above highlights the Trust's performance for the fourth quarter of 2004 and also for the preceding seven quarters through 2003. Net revenues are primarily impacted by commodity prices, production volumes and royalties.

RISK FACTORS

The following is a summary of certain risk factors relating to the business of the Trust.

EXPLOITATION AND DEVELOPMENT

Exploitation and development risks are due to the uncertain results of searching for and producing oil and natural gas using imperfect scientific methods. These risks are mitigated by using highly skilled staff, focusing exploitation efforts in areas in which Advantage has existing knowledge and expertise or access to such expertise, using up to date technology to enhance methods, and controlling costs to maximize returns. Advanced oil and natural gas related technologies such as three-dimensional seismography, reservoir simulation studies and horizontal drilling have been used by Advantage and will be used by Advantage to improve its ability to find, develop and produce oil and natural gas.

OPERATIONS

Advantage's operations are subject to all of the risks normally incident to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, craterings and fires, all of which could result in personal injuries, loss of life and damage to the property of the Fund and others. Advantage has both safety and environmental policies in place to protect its operators and employees, as well as to meet the regulatory requirements in those areas where it operates. In addition, the Fund has liability insurance policies in place, in such amounts as it considers adequate, however, it will not be fully insured against all of these risks, nor are all such risks insurable. Continuing production from non-operated properties, and, to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of Advantage to certain properties. A reduction of cash flow could result in such circumstances. Advantage mitigates this risk by operating a high percentage of its properties.

OIL AND NATURAL GAS PRICES

The price of oil and natural gas will fluctuate and price and demand are factors beyond Advantage's control. Such fluctuations will have a positive or negative effect on the revenue to be received by it. Such fluctuations will also have an effect on the acquisition costs of any future oil and natural gas properties that Advantage may acquire. As well, cash distributions from the Trust will be highly sensitive to the prevailing price of crude oil and natural gas. The Trust mitigates risk through closely monitoring the various commodity markets and establishing hedging programs as deemed necessary.

MARKETING

The marketability and price of oil and natural gas that may be acquired or discovered by Advantage will be affected by numerous factors beyond its control. These factors include demand for oil and natural gas, market fluctuations, the proximity and capacity of oil and natural gas pipelines and processing equipment and government regulations, including regulations relating to environmental protection, royalties, allowable production, pricing, importing and exporting of oil and natural gas. Advantage mitigates this risk by maintaining a portfolio of assets that are geographically diversified.

CAPITAL INVESTMENT

The timing and amount of capital expenditures will directly affect the amount of income for distribution to Trust Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

DEBT SERVICE

Advantage has credit facilities in the amount of $335 million. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment of any amounts to Unitholders. Although it is believed that the bank line of credit is sufficient, there can be no assurance that the amount will be adequate for the financial obligations of Advantage or that additional funds can be obtained. The lenders have been provided with security over substantially all of the assets of Advantage. If Advantage becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lenders may foreclose on or sell the properties of the Fund.

RESERVES

Although Sproule Associates Limited and the Trust have carefully prepared the reserve figures included herein and believe that the methods of estimating reserves have been verified by operating experience, such figures are estimates and no assurance can be given that the indicated levels of reserves will be produced. Probable reserves estimated for properties may require revision based on the actual development strategies employed to prove such reserves. Declines in the reserves of Advantage which are not offset by the acquisition or development of additional reserves may reduce the underlying value of Trust Units to Trust Unitholders. Trust Units will have no value once all of the oil and natural gas reserves of Advantage have been produced. As a result, holders of Trust Units will have to obtain the return of capital invested out of cash flow derived from their investment in such Trust Units.

ENVIRONMENTAL CONCERNS

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of Advantage or the properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on Advantage. There can be no assurance that the Trust will be able to satisfy its actual future environmental and reclamation obligations.


DEPLETION OF RESERVES

The Trust has certain unique attributes that differentiate it from other oil and gas industry participants. Distributions of cash flow in respect of the oil and gas properties, absent commodity price increases or cost effective acquisition and development activities will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. Advantage will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent capital injections, Advantage's initial production levels and reserves will decline. Advantage's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Advantage's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Advantage's reserves and production will decline over time as reserves are exploited. To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, Advantage's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that Advantage is required to use cash flow to finance capital expenditures or property acquisitions, the level of cash available for distribution will be reduced. There can be no assurance that Advantage will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives.

REGULATORY MATTERS

The Corporation's operations are subject to a variety of federal and provincial laws and regulations, including laws and regulations relating to the protection of the environment.

CORPORATE GOVERNANCE

Advantage Investment Management Ltd. has been retained by the Trustee of the Fund and by Advantage Oil & Gas ("AOG") to provide advisory and management services to the Fund and to AOG. The Board of Directors' mandate is to supervise the management of the business and affairs of the Fund including the business and affairs of the Fund delegated to AOG. In particular, all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $2 million; (ii) the approval of annual operating and capital expenditure budgets; and (iii) the establishment of credit facilities, will be made by the Board.

Computershare Trust Company of Canada, the Trustee of the Fund, has delegated certain matters to the Board of Directors. These include all decisions relating to issuance of additional Trust Units and the determination of the amount of distributions. Any amendment to any material contract to which the Fund is a party will require the approval of the Board of Directors and, in some cases, Unitholder approval. The Board of Directors meets regularly to review the business and affairs of the Fund and AOG and to make any required decisions. The Board of Directors consists of eight members, six of whom are unrelated to the Fund. The Audit Committee and the Independent Reserve Evaluation Committee each have three members, all of whom are independent. The Human Resources, Compensation and Corporate Governance Committee has four members, all of whom are independent. In addition, the Chairman of the Board is not related and is not an executive officer of the Fund. A further discussion of the Fund's corporate governance practices can be found in the Management Proxy Circular.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on the Trust's financial results and financial condition. The process of estimating reserves is critical to several accounting estimates. The process of estimating reserves is complex and requires significant judgments and decisions based on available geological, geophysical, engineering and economic data. These estimates may change substantially as additional data from ongoing development and production activities becomes available, and as economic conditions impact oil and natural gas prices, operating costs, and royalty burdens change. Reserve estimates impact net income through depletion, the provision for site reclamation and abandonment and in the application of the ceiling test, whereby the value of the oil and natural gas assets are subjected to an impairment test. The reserve estimates are also used to assess the borrowing base for the Trust's credit facilities. Revision or changes in the reserve estimates can have either a positive or a negative impact on net income or the borrowing base of the Trust.

FINANCIAL REPORTING AND REGULATORY UPDATE

During 2004 there were a number of changes to financial reporting and regulatory requirements. The changes that will impact Advantage are noted below.

FULL COST ACCOUNTING GUIDELINE

In September 2003 the CICA issued Accounting Guideline 16, "Oil and Gas Accounting - Full Cost" which is effective for fiscal years beginning on or after January 1, 2004. The new Guideline limits the carrying value of oil and natural gas properties to their fair value. The fair value is equal to estimated future cash flows from proved plus probable reserves using future price forecasts and costs discounted at a risk-free rate. This differs from the current cost recovery ceiling test that uses undiscounted cash flows and constant prices and costs less general and administrative and financing costs. There is no write-down of the Fund's oil and gas assets at December 31, 2004.

ASSET RETIREMENT OBLIGATIONS

In March 2003 the CICA issued handbook section 3110 "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with the Fund's property and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted to earnings over the assets useful life. The liability accretes until the retirement obligations are settled. Advantage adopted the new standard in the first quarter of 2004.

HEDGING RELATIONSHIPS

Effective for the Fund's 2004 fiscal year, the new CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationship be identified, designated, documented and measured in order for the Fund to apply hedge accounting. All of the hedges Advantage enters into are effective economic hedges and Advantage has elected to use the fair value method of accounting for all derivative transactions as the Fund believes this method provides better information to readers of the Fund's financial statements. Effective the first quarter of 2004 Advantage recorded the fair value of the derivative financial instruments at each balance sheet date. The change in fair value from period to period has been recorded in the income statement on a separate line as unrealized gains/losses.

STOCK BASED COMPENSATION

In September 2003 the CICA issued an amendment to section 3870 "Stock Based compensation and other stock based payments". The amended section is effective for years beginning on or after January 1, 2004 and requires that companies measure all stock based payments using the fair value method of accounting and recognize the compensation expense in their financial statements. The Trust implemented this standard prospectively commencing in 2004.


CONTINUOUS DISCLOSURE OBLIGATIONS

Commencing in the first quarter of 2004 Advantage was subject to new disclosure requirements as per National Instrument 51-102 "Continuous Disclosure Obligations". This new instrument requires shorter reporting periods for filing annual and interim financial statements, MD&A and Annual Information Form (AIF). The Instrument also proposes enhanced disclosure in the annual and interim financial statements, MD&A and AIF.

EXCHANGEABLE SHARES

In March 2005, the CICA's Emerging Issues Committee amended EIC-151 "Exchangeable Securities Issued by Subsidiaries of Income Trusts". The EIC specifies the required criteria to present exchangeable shares as a component of Unitholders' equity. Exchangeable shares that do not meet both criteria are classified as either debt or non-controlling interest depending on the nature of the instrument. Prior to the amendment, Exchangeable Shares of AOG were shown as a component of Unitholders' equity. However, the Exchangeable Shares do not meet the requirements of the amended standard given that the shares are transferable, although not publicly traded. Therefore, Exchangeable Shares are now classified as non-controlling interest, outside of Unitholders' equity. The Exchangeable Shares and Trust Units are considered economically equivalent since the exchange ratio is increased on each date that a distribution is paid on the Trust Units and all shares must be exchanged for either Trust Units or cash, based on the current market price of the Trust Units. Since the Exchangeable Shares are required to be exchanged, there is no permanent non-controlling interest. As a consequence of presenting Exchangeable Shares as non-controlling interest, a corresponding expense is recorded that reflects the earnings attributable to the non-controlling interest. When Exchangeable Shares are converted to Trust Units, the carrying value of non-controlling interest on the balance sheet is reclassified to Unitholders' capital. The Fund retroactively implemented the revised standard but there was no income impact on periods prior to 2005 given that the Exchangeable Shares were issued at the end of 2004.

FINANCIAL INSTRUMENTS

The Fund retroactively adopted the revised accounting standard Section 3860 "Financial Instruments - Presentation and Disclosure" as issued by the Canadian Institute of Chartered Accountants ("CICA") effective January 1, 2005. The revised standard applies to financial instruments that may be settled at the issuer's option in cash or its own equity instruments and impacts the Fund's prior accounting for convertible debentures and the performance incentive fee. The Fund previously classified the issuance of convertible debentures and the performance fee obligation as components of equity on the basis that the obligations could be settled with the issuance of Trust Units. Interest expense and issuance costs related to the debentures were charged to accumulated income as a component of equity. Based on the revised standard, a financial instrument is presented based on the substance of the contractual arrangement regardless of the means of settlement. This results in the reclassification of convertible debentures to long-term liabilities and the performance fee to current liabilities. Additionally, a financial instrument with an embedded conversion feature must be segregated between liabilities and equity based on the relative fair market value of the liability and equity portions. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the effective interest method over the debenture term. As debentures are converted to Trust Units, an appropriate portion of the liability and equity components are transferred to Unitholders' capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statement of Income.

OUTLOOK

Advantage's cash flow from operations in 2005 will continue to be impacted by the volatility of crude oil and natural gas prices and the $Cdn/$US exchange rate. Advantage will continue to distribute a substantial portion of its cash flow in 2005 with the distribution level set by the Board of Directors of AOG dependent on the level of commodity prices and success of the Fund's drilling and development program and acquisition activities. In 2005, Advantage will continue to follow its strategy of acquiring properties that provide low risk development opportunities and enhance long term cash flow. The market for property acquisitions in 2005 will be very competitive as a result of strong commodity prices, ease of access to capital for acquiring companies, and the increased demand for production that has resulted from the larger number of trusts in the market place. Advantage will also continue to focus on low cost production and reserve additions through low to medium risk development drilling opportunities that have arisen as a result of the acquisitions completed in 2003 and 2004. Advantage's Board of Directors approved a 2005 capital expenditures budget of $82 million which will include the drilling, completion and tie-in of 70 wells, 32 of which are planned to be drilled at the Fund's Nevis property. In addition, the 2005 budget includes numerous low risk recompletion and workover projects, facility enhancements and land and seismic purchases.

The following table indicates the Fund's cash flow from operations sensitivity (prior to hedging) to changes in prices and production of natural gas, crude oil and NGLs, exchange rates and interest rates for 2005 based on production of 23,000 boe/d comprised of 93,000 mcf/d of natural gas and 7,500 bbls/d of crude oil and NGLs. Advantage is considerably more sensitive to changes in natural gas prices as compared to oil due to the Fund's higher natural gas weighting.

SENSITIVITIES

                                                    Annual       Annual Cash
                                                   Cash flow    flow per Unit
                                                    ($000)        ($/Unit)
------------------------------------------------------------------------------

Natural gas
        AECO price change of $0.25/mcf             $  6,500        $ 0.12
        Production change of 1,000 mcf/d           $  1,400        $ 0.02

Crude oil and NGLs
        WTI price change of US$1.00/bbl            $  2,600        $ 0.05
        Production change of 200 bbls/d            $  2,100        $ 0.04

Cdn$0.01 change in the Cdn$/US$ exchange rate      $  3,500        $ 0.06

1% change in interest rates                        $  2,000        $ 0.04


FORWARD-LOOKING INFORMATION

The information in this report contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, fluctuations in commodity prices and foreign exchange and interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

NON-GAAP MEASURES

Cash flow from operations and per Unit cash flow from operations are not recognized measures under the Canadian generally accepted accounting principles
(GAAP). Management believes that cash flow from operations is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.

ADDITIONAL INFORMATION

Additional information relating to Advantage, including the annual information form, can be found on SEDAR at WWW.SEDAR.COM.